January 24, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Sirimal R. Mukerjee

Re:          Yellowcake Mining Inc.
Preliminary Information Statement on Schedule 14C
Current Report on Form 8-K
Filed December 6, 2010
File No. 0-52293

Dear Mr. Mukerjee:

We are special counsel to Yellowcake Mining Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated January 18, 2011 (the “Comment Letter”) relating to the Company’s Preliminary Information Statement on Schedule 14C filed on December 23, 2010 (“Preliminary Information Statement”) and the Company’s Current Report on Form 8-K filed on December 6, 2010 (the “Current Report”).  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Preliminary Information Statement (“Preliminary Revised Information Statement”) and Amendment No. 1 to the Form 8-K (Amendment No. 1”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Preliminary Information Statement on Schedule 14C

General

1.
Please tell us when the document included as Appendix A was filed in Nevada.  Also explain to us why the company’s amended charter omits the referenced information in the second numbered paragraph in the section captioned “SIXTH.”

Response:

The Company intends to file the document included as Appendix A with the State of Nevada 20 days following the date on which the Information Statement is mailed to the Company’s stockholders.  In addition, the Company has included the referenced information in the second numbered paragraph in the section captioned “SIXTH” in the Preliminary Revised Information Statement.

Amendment to the Company’s Articles of Incorporation to Change the Name, page 8

2.
We note your disclosure that your board of directors believes the new name, SKY Digital Stores Corp., “more accurately reflects the Company’s current business focus.”  However, you have not previously provided in another filing or in this document an adequate discussion regarding what in fact constitutes your “current business focus.”  Please discuss your current business focus and explain how the new name reflects this focus.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Preliminary Revised Information Statement to indicate that the Company’s current business focus is to seek to merge with a business that focuses on the manufacturing and sale of communications and digital products.  The Company believes that this new name more accurately reflects its current business focus.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Current Report on Form 8-K filed December 6, 2010

General

3.
You acknowledge in the last paragraph under Item 1.01 at page 2 that you are required to provide all the information Form 10 would require.  It is apparent that the Form SB-2 you reference in that same paragraph contains virtually none of the required information.  Substantially revise and expand your Form 8-K in an amended filing on Form 8-K/A to provide all the required information.  In that regard, we note that the Form SB-2 was filed in 2006 and related to Hoopsoft Development Corp., the operations of which focused on the production and distribution of educational team sports exercise videos and Internet-based software.  In the Form 8-K/A, provide all the information Form 10 would currently require, in appropriate detain, and eliminate any suggestion that you are incorporating the information by reference.

Response:

In response to the Staff’s comment, the Company has its revised its disclosure in Amendment No. 1 to indicate that it remains to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act following the change of control.  Accordingly, the Company is not obligated to provide all of the information that a Form 10 would require.

4.	Disclose explicitly the principal business conducted by the named entities or employers in the five year description that Item 401 of Regulation S-K requires for each individual.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in Amendment No. 1 to disclose the principal business conducted by the named entities or employers in the five year description that Item 401 of Regulation S-K requires for each individual.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (646) 810-0596.

Very truly yours,

By:	/s/ Sean F. Reid
Sean F. Reid

cc:           Lin Xiangfeng

2
61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com